SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: September 2, 2004

Commission File Number 000-50634

TAN RANGE EXPLORATION CORP.

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated September 1, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tan Range Exploration Corp.

(Registrant)

Date:   September 2, 2004

“James E. Sinclair”

James E. Sinclair, Chief Executive Officer

Exhibit 1

Tan Range Exploration Corporation                         Form 20-F, File No. 0-50634

Suite 1400 - 355 Burrard Street                                     Trade Symbol TSX:  TNX

Vancouver, B.C.  V6C 2G8

Toll Free: 1-800-811-3855

Tel: (604) 669-5598 / Fax: (604) 669-8915

Email: investors@tanrange.com                               Website:  www.tanrange.com

News Release -  September 1, 2004

Tan Range Sampling Program Returns Kimberlite Indicator Minerals in Tanzania

The Company is pleased to report that a stream sampling program in the Lake Victoria Greenstone Belt (LVGB) of Tanzania has recovered Kimberlite Indicator Minerals (KIMs) at several locations.

The sample analysis was completed by Mineral Services Laboratories (Pty) Ltd in Cape Town, South Africa.

The sample program conducted by the Company involved 31 Tan Range licenses and covered an area of 2, 297.97 square kilometres. A total of 209 samples were taken, five of which returned positive indicators including ilmenites and chromites (chrome – spinel). At least two of the sample locations are tentatively associated with nearby magnetic targets.

According to Tan Range Chairman, James E. Sinclair, “Because the mineral chemistry is so positive, we recently initiated an aggressive follow-up program to determine the source rocks of these indicators which are typically kimberlite pipes.”

Kimberlites are cone-shaped intrusive rocks that are the primary source of diamonds worldwide.

“A detailed analysis of the results by our technical staff suggests the presence of at least five kimberlites on our licenses, although more sampling will be required to confirm this hypothesis,” he said.

Samples are being collected from streambeds and from a thin gravel zone underneath transported alluvial clays using augers. These type of samples are typically selected from natural “traps” including depressions in streambeds, behind boulders or from layers with heavy minerals along beaches. Because kimberlite minerals have relatively high specific gravities, they are often concentrated preferentially by gravity in these traps.

The concentration of diamond indicators at any given site is dependent on the efficiency of the traps and is not necessarily a function of distance to their source rocks. A density of one sample per 100 square kilometres is usually adequate in regional surveys to detect kimberlite fields.

Commenting on the sampling methodology, Sinclair noted that, “Stream sampling is an effective and inexpensive method of evaluating large areas and, hopefully, identifying significant concentrations of kimberlitic indicator minerals.”

“We are now following up with more sampling which should enable us to narrow down the search area. In addition, we are employing biogeochemistry techniques that were developed in house which we believe will help us locate non-magnetic kimberlites that may be covered due to transported overburden conditions. Once this is done, we would then look at close-spaced airborne geophysics to locate any kimberlite pipes that might exist on our ground,” he said.

An internal review of the proposed airborne geophysical program is currently in progress and the resulting targets will be drilled within the gold/diamond exploration program that is now taking shape and could well include some 50,000 meters of drilling over the next eight months.

Sinclair emphasized that greenstone belts around the world are not only prospective for gold and base metals but for diamonds as well.

“This is why we have expanded the exploration focus of the Company to include diamonds and base metals, especially nickel,” he said.

On Behalf of the Board of Directors

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit the Tan Range website:  www.tanrange.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.